ING LIFE INSURANCE AND ANNUITY COMPANY

Guaranteed Accumulation Account
Supplement dated February 29, 2008 to the Prospectus

The information in this supplement updates and amends certain information contained in the Prospectus dated April 30, 2007. Please read it carefully and keep it with your current Prospectus.

Effective March 3, 2008, we may offer a 45-day rate lock under certain contracts, in connection with external transfers into the Guaranteed Accumulation Account (GAA). Accordingly, the Prospectus is supplemented as follows:

The following section is added to: (1) the Summary section of your Prospectus, after the subsection entitled "Guaranteed Interest Rates" on page 3; and (2) the Description of the Guaranteed Accumulation Account section of your Prospectus, after the subsection entitled "Guaranteed Interest Rates" on page 7:

Interest Rate Lock. Certain contracts may provide a 45 day interest rate lock in connection with external transfers into GAA, which you must elect at the time you initiate the external transfer. Under this rate lock provision, we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:

a) is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
b) is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider.

This rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract -- once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.